SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of April 20, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                New Century Park
                                    PO Box 53
                                    Coventry
                                     CV3 1HJ

                         (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





The company received the following letter today:


                                  Barclays Corporate Secretariat
                                  One Churchill Place
                                  London
                                  E14 5HP
                                  Tel: 020 7116 2913
                                  Fax: 020 7116 7665


18 April 2005


The Company Secretary
Marconi Corporation PLC
34 Grosvenor Square
London
W1K 2HD

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 15 April 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your company of 5.09%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 208,740,939 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully

Geoff Smith
Manager, Secretarial Services
Enc.


                              LEGAL ENTITY REPORT


MARCONI CORP (NEW)                                     SEDOL : 3335442

As at 15 April 2005 Barclay PLC, through the legal entities listed below, had a notifiable interest in 10,618,743 ORD GBP0.25 representing 5.09% of the issued share capital of 208,740,939 units.

Legal Entity                               Holding           Percentage Held

Barclays Global Fund Advisors              471,869                     .2261
Barclays Bank PLC                        2,943,291                    1.4100
Barclays Global Investors Australia Ltd     35,323                     .0169
Barclays Global Investors, N.A.          1,604,007                     .7684
Barclays Global Investors Ltd            2,458,347                    1.1777
Barclays Private Bank Ltd                        5                    0.0001
Gerrard Ltd                                  1,240                    0.0006
Barclays Bank Trust Company Ltd                 12                     .0001
Barclays Global Investors Japan Ltd         51,656                     0.247
Barclays Capital Securities Ltd          2,560,820                    1.2268
Barclays Life Assurance Co Ltd             188,792                    0.0904
Barclays Global Investors Japan
Trust & Banking                            288,381                    0.1382
Barclays Private Bank and Trust Ltd         15,000                    0.0072

Group Holding                           10,618,743                    5.0872



                           REGISTERED HOLDERS REPORT


MARCONI CORP (NEW)                                       SEDOL : 3335442

As at 15 April 2005 Barclay PLC, through the registered holders listed below, had a notifiable interest in 10,618,743 ORD GBP0.25 representing 5.09% of the issued share capital of 208,740,939 units.

Registered Holder                     Account Designation          Holding

Bank of Ireland                                                     29,767
BARCLAYS CAPITAL NOMINEES LIMI                                     565,820
BARCLAYS CAPITAL NOMINEES LIMI                                   2,943,291
BARCLAYS CAPITAL SECURITIES LT                                   1,995,000
Barclays Trust Co & Others                                               1
BARCLAYS TRUST CO AS EXEC/ADM                                            5
Barclays Trust Co E99                                                    6
CHASE NOMINEES LTD                                  16376          120,915
Clydesdale Nominees HGB0125                      01001464           15,000
INVESTORS BANK AND TRUST CO.                                        49,785
INVESTORS BANK AND TRUST CO.                                       282,874
INVESTORS BANK AND TRUST CO.                                     1,062,071
IVESTORS BANK AND TRUST CO.                                          1,167
INVESTORS BANK AND TRUST CO.                                         5,998
INVESTORS BANK AND TRUST CO.                                       419,695
INVESTORS BANK AND TRUST CO.                                        43,200
INVESTORS BANK AND TRUST CO.                                         2,976
JP MORGAN (BGI CUSTODY)                             16331           68,616
JP MORGAN (BGI CUSTODY)                             16341          120,176
JP MORGAN (BGI CUSTODY)                             16400        2,166,055
JP MORGAN (BGI CUSTODY)                             18409          171,377
JPMORGAN CHASE BANK                                                  6,387
JPMorgan Chase Bank                                                  2,082
JPMorgan Chase Bank                                                    388
JPMorgan Chase Bank                                                 14,097
JPMorgan Chase Bank                                                  5,734
JPMorgan Chase Bank                                                110,291
JPMorgan Chase Bank                                                  9,058
JPMorgan Chase Bank                                                 80,974
JPMorgan Chase Bank                                                 27,856
JPMorgan Chase Bank                                                 28,469
JPMorgan Chase Bank                                                 22,306
JPMorgan Chase Bank                                                  1,794
JPMorgan Chase Bank                                                  1,899
JPMORGAN CHASE BANK                                                 35,323
Mellon Trust - Boston &SF                                           30,118
Mitsubishi Trust International                                       1,567
R C Greg Nominees Limited a/c                         BL1                7
R C Greg Nominees Limited GP1                         GP1              224
R C Greg Nominees Limited SA 1                        SA1            1,009
State Street                                                         3,755
STATE STREET BOSTON                                                149,955
STATE STREET BOSTON                                                 17,973
WELLS FARGO SEATTLE - WIRE BAN                                       3,677
ZEBAN NOMINEES LIMITED                                                   5

Total                                                           10,618,743




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC


                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 20 April 2005